UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Kohlberg Capital Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

500233101 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500233101	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

James A. Kohlberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

2,017,164 shares
6. SHARED VOTING POWER

0 shares
7. SOLE DISPOSITIVE POWER

2,017,164 shares
8. SHARED DISPOSITIVE POWER

0 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,017,164 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.2%
12.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13G

Item 1	(a)	Name of Issuer:

Kohlberg Capital Corporation

1	(b)	Address of Issuer’s Principal Executive Offices:

295 Madison Avenue, 6th Floor
New York, NY 10017

Item 2	(a)	Name of Person Filing:

James A. Kohlberg

2	(b)	Address of Principal Business Office

Kohlberg & Co., L.L.C.
258 High Street, Suite 100
Palo Alto, CA 94301

2	(c)	Citizenship:

United States of America

2	(d)	Title of Class of Securities:

Common Stock

2	(e)	CUSIP Number:

500233101

Item 3		N/A

Item 4	(a)	Amount beneficially owned:

2,017,164

4	(b)	Percent of Class:

11.2%

4	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

2,017,164

(ii) shared power to vote or to direct the vote:

0 shares

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(ii) sole power to dispose or to direct the disposition of:

2,017,164

(iv) shared power to dispose or to direct the disposition of:

0 shares

Excludes 264,493 shares of Kohlberg Capital Corporation common stock owned by KAT Associates, LLC. Mr. Kohlberg is a beneficiary under certain trusts that are members of KAT Associates, LLC and, as such, may have a pecuniary interest in a portion of such shares.

Item 5	Ownership of Five Percent or less of a Class:

N/A

Item 6	Ownership of more than Five Percent on behalf of another person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification

N/A

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
Date

/s/ James A. Kohlberg
Signature

James A. Kohlberg

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